UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 1, 2009

NTS MORTGAGE INCOME FUND

(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On April 1, 2009, NTS Mortgage Income Fund (the "Fund") and its affiliates, NTS/Virginia Development Company, NTS/Lake Forest II Residential Corporation, Orlando Lake Forest Joint Venture and NTS Guaranty Corporation, entered into the Promissory Note Modification Agreement (the "Agreement") with National City Bank ("NCB"). Pursuant to the terms of the Agreement, NCB agreed to extend the due date of the required $2.0 million principal repayment under the Sixth Amended and Restated Promissory Note dated September 1, 2008 (the "Note") from April 1, 2009 to May 16, 2009. All other terms of the Note, including that the Note's maximum outstanding principal balance will remain at $7.5 million and its interest rate will continue to be the Prime rate plus one percentage point, remain unchanged. As of April 1, 2009, the outstanding principal balance of the Note is approximately $5,816,000. There can be no assurance that the Fund will be able to make such principal repayment in a timely fashion or obtain an additional extension of time from NCB in which to pay it.

A copy of the Agreement is attached to this Current Report on Form 8-K as Exhibit 10.1 and the terms of the Agreement are incorporated in their entirety in this Item 1.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

    (a)   Financial Statements of Businesses Acquired: N/A
    (b)   Pro Forma Financial Information: N/A
    (c)   Shell Company Transactions: N/A
    (d)   Exhibits:
               10.1   Promissory Note Modification Agreement dated April 1, 2009, among NTS Mortgage Income Fund, NTS/Virginia Development Company, NTS/Lake Forest II Residential Corporation, Orlando Lake Forest Joint Venture, NTS Guaranty Corporation and National City Bank

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND



By: Gregory A. Wells
Its: Chief Financial Officer

Date: April 2, 2009

PROMISSORY NOTE MODIFICATION AGREEMENT

This Promissory Note Modification Agreement ("Agreement") is entered into this 1st day of April, 2009 ("Effective Date") by and between **NATIONAL CITY BANK**, a national banking association (successor by merger with The Provident Bank) (the "Lender"), having an office at One East Fourth Street, Cincinnati, Ohio 45202, **NTS/VIRGINIA DEVELOPMENT COMPANY** ("NTS/Virginia"), a Virginia corporation, and **NTS/LAKE FOREST II RESIDENTIAL CORPORATION**, a Kentucky corporation ("NTS/Lake Forest II"; NTS/Virginia and NTS/Lake Forest II are sometimes hereinafter collectively referred to as the "Borrowers"), **ORLANDO LAKE FOREST JOINT VENTURE**, a Florida joint venture "Orlando Lake Forest"), **NTS MORTGAGE INCOME FUND**, a Delaware corporation and **NTS GUARANTY CORPORATION**, a Kentucky corporation (collectively, the "Guarantors").

WITNESSETH:

Whereas, Borrowers executed and delivered to the Lender a Sixth Amended and Restated Promissory Note in the principal amount of Seven Million Three Hundred Fifty-Two Thousand and 00/100 Dollars ($7,352,000.00) dated September 1, 2008 (the "Note"); and

Whereas, Borrowers have requested and Lender has agreed to amend the principal repayment provisions of said Note.

Now, therefore, in consideration of the agreements contained herein, the parties hereto do hereby agree as follows:

1. _Principal Repayment_. Section 6, _Principal Repayment_, of the Note shall be deleted in its entirety and the following substituted in its place:

> Borrowers shall make a one-time principal repayment of Two Million and 00/100 Dollars ($2,000,000.00) on or before May 16, 2009 and upon making of such payment, Borrowers shall not be entitled to reborrow such amount.

2. _Consent of Guarantors_. The Guarantors hereby consent to the foregoing modification and agree that nothing contained herein shall impair their respective Unconditional Guaranties which will continue in full force and effect.

3. _Consent of Orlando Lake Forest_. Orlando Lake Forest hereby consents to the foregoing modification and agrees that such modification will not impair the grant of the mortgage on property owned by Orlando Lake Forest to secure the Note.

4. _No Claims Against Lender_. Borrowers represent and warrant that Borrowers have no claims, counterclaims, setoffs, actions or causes of actions, damages or liabilities of any kind or nature whatsoever whether at law or in equity, in contract or in tort, whether now accrued or hereafter maturing (collectively, "Claims") against Lender, its direct or indirect parent corporation or any direct or indirect affiliates of such parent corporation, or any of the foregoing's respective directors, officers, employees, agents, attorneys and legal representatives, or the heirs, administrators, successors or assigns of any of them (collectively, "Lender Parties")

that directly or indirectly arise out of, are based upon or are in any manner connected with any Prior Related Event. As an inducement to Lender to enter into this Agreement, Borrowers on behalf of themselves, and all of their respective successors and assigns hereby knowingly and voluntarily release and discharge all Lender Parties from any and all Claims, whether known or unknown, that directly or indirectly arise out of, are based upon or are in any manner connected with any Prior Related Event. As used herein, the term "Prior Related Event" means any transaction, event, circumstance, action, failure to act, occurrence of any sort or type, whether known or unknown, which occurred, existed, was taken, permitted or begun at any time prior to the Effective Date or occurred, existed, was taken, was permitted or begun in accordance with, pursuant to or by virtue of any of the terms of this Agreement, the loan documents or any documents executed in connection with the loan documents or which was related to or connected in any manner, directly or indirectly to the extension of credit represented by the loan documents.

5.   No Other Modifications. Except as modified hereby, the Note shall remain in full force and effect in accordance with its terms, including, but not limited to, Borrowers' responsibility to pay interest and principal payments. In addition, Borrowers and Lender agree that the indebtedness evidenced by the Note shall continue to be secured by the Mortgage, security agreements, assignments of leases and rents and any other security documents executed in connection with the original indebtedness (collectively, the "Security Documents"), and the parties agree and acknowledge that this Agreement is made in reliance upon the continued security of these Security Documents.

6.   Governing Law/Benefit. This Agreement and the rights and obligations of the parties hereunder shall be governed by and construed under the laws of the State of Ohio. This Agreement shall inure to the benefit of and be binding on the respective heirs, executors, administrators, successors and assigns of the parties hereto.

IN WITNESS WHEREOF, the parties do hereby execute and deliver this Agreement effective as of the date first above written.

LENDER:

NATIONAL CITY BANK



By: _____

Brent E. Johnson,
Senior Vice President

BORROWERS:

NTS/VIRGINIA DEVELOPMENT COMPANY

By: _____
Name: Gregory A. Wells
Title: Executive Vice President

NTS/LAKE FOREST II RESIDENTIAL CORPORATION

By: _____
Name: Gregory A. Wells
Title: Executive Vice President

ORLANDO LAKE FOREST:

ORLANDO LAKE FOREST JOINT VENTURE

By: Orlando Lake Forest, Inc., Its Managing
       General Partner

By: _____
Name: Gregory A. Wells
Title: Executive Vice President

GUARANTORS:

NTS MORTGAGE INCOME FUND



By: _____
Name: Brian F. Lavin
Title: President

NTS GUARANTY CORPORATION



By: _____
Name: Brian F. Lavin
Title: President